UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of March 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	March 24, 2002
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations



TELEMAR APPOINTS MARCOS GRODETZKY AS NEW CFO



Rio de Janeiro, March 24, 2003 - Tele Norte Leste Participacoes S/A  (NYSE:
 TNE), today announced the appointment of Marcos Grodetzky as its new Chief Financial Officer (CFO), a position to be held cumulatively with the CFO position at Telemar Norte Leste (TMAR).

As an internal hire, Mr. Grodetzky combines a substantial knowledge of the
 Company along with significant experience and expertise in the financial sector. He has been acting as the Company's Treasurer and Investor
Relations Director.   Previous to joining Telemar, Mr. Grodetzky had over
20 years of experience in the financial markets, through positions in the international and investment banking areas of major institutions such as Citibank, Unibanco and Safra.

Mr. Grodetzky's appointment is effective immediately.





For more information, please contact:


TNE - INVESTOR RELATIONS				GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208	Rick Huber
 (richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@tfn.com)
Fax: 55 21 3131 1155
Tel: 1 212 807 5026;  Fax: 1 212 807 5025